UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Carolina Trust BancShares, Inc.

(Name of Issuer)

Common Stock, par value $2.50 per share

(Title of Class of Securities)

14422P105

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 14422P105	Schedule 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Brian Pratt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 655,098 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 655,098 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,098
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2% (2)
12	TYPE OF REPORTING PERSON IN

(1)	The amount reported consists of 655,098 shares of common stock, par value $2.50 per share (“Shares”), jointly held by Mr. Pratt and his spouse, Barbara Pratt.
(2)

All Shares beneficially owned by Mr. Pratt represent 9.2% of the outstanding Shares of the Issuer based on 7,156,987Shares outstanding as of November 9, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018.

CUSIP No. 14422P105	Schedule 13G	Page 3 of 6 Pages

Explanatory Note

This amendment is being filed by the reporting person for the sole purpose of including 100,000 Shares beneficially owned by the reporting person that were inadvertently omitted from the Schedule 13G/A filed by the reporting person on February 14, 2019 (the “Original 13G/A”). Other than as described in this Explanatory Note, this Schedule 13G/A is identical to the Original 13G/A. This Schedule 13G/A speaks as of the original filing date of the Original 13G/A, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the Original 13G/A.

Item 1(a).	Name of Issuer:

Carolina Trust BancShares, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

901 East Main Street

Lincolnton, North Carolina 28092

Item 2(a).	Name of Person Filing:

Brian Pratt

Item 2(b).	Address of Principal Business Office or, if None, Residence:

2100 McKinney, #1550

Dallas, Texas 75201

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $2.50 per share

Item 2(e).	CUSIP Number:

14422P105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP No. 14422P105	Schedule 13G	Page 4 of 6 Pages

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________.

Item 4.	Ownership:

The following information is as of December 31, 2018:

(a) Amount beneficially owned:	655,098
(b) Percent of class:	9.2%	(1)
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	655,098	(2)
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	655,098	(2)

(1)

All shares of common stock, par value $2.50 per share (“Shares”), beneficially owned by Mr. Pratt represent 9.2% of the outstanding Shares of the Issuer based on 7,156,987 Shares outstanding as of November 9, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018.

(2)	The amount reported consists of 655,098 Shares jointly held by Mr. Pratt and his spouse, Barbara Pratt.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 14422P105	Schedule 13G	Page 5 of 6 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

CUSIP No. 14422P105	Schedule 13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2019

/s/ Brian Pratt
Brian Pratt